Exhibit 99.1

CHC Helicopter Corporation T 604.276.7500 F 604.232.8341 www.chc.ca
PRESS RELEASE

CHC Announces Expected Closing Date for Acquisition by First Reserve

VANCOUVER, BRITISH COLUMBIA – September 11, 2008 – CHC Helicopter Corporation (“CHC”) (TSX: FLY.A, FLY.B) (NYSE:FLI) today announced that it expects the acquisition of CHC by 6922767 Canada Inc., an affiliate of a fund managed by First Reserve Corporation, to close on September 16, 2008. The parties have acknowledged that all conditions to close for the transaction (other than those that can only be satisfied at the time of closing) have now been satisfied.

On closing, CHC will accept for payment and pay for all of its 7⅜% senior subordinated notes due 2014 validly tendered pursuant to its cash tender offer for all such outstanding notes.

As a result of the expected closing, CHC does not intend to file its financial statements and accompanying management’s discussion and analysis for the three month period ended July 31, 2008 with securities regulatory authorities otherwise due on September 15, 2008.

About CHC

CHC is the world’s largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries worldwide, and regional headquarters in Aberdeen, Scotland, Stavanger, Norway and Vancouver, Canada.

Caution Concerning Forward-Looking Statements

This news release contains forward-looking statements relating to the proposed acquisition of CHC, including statements regarding the completion of the proposed transaction and other statements that are not historical facts. Such forward-looking statements are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise.

CHC Helicopter Corporation T 604.276.7500 F 604.232.8341 www.chc.ca
PRESS RELEASE

For further information, please contact:

Sylvain Allard, President and Chief Executive Officer
604-279-2455 or 604-307-8646, sallard@chc.ca

Rick Davis, Senior Vice President and Chief Financial Officer
604-279-2471 or 778-999-0314, rdavis@chc.ca